SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                 AMENDMENT NO. 1

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of l934




                       PITTSBURGH & WEST VIRGINIA RAILROAD
       -----------------------------------------------------------------
                                (Name of Issuer)




                Shares of Beneficial Interest, without par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)





                                    724819107
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                                 (CUSIP NUMBER)



                                  H. J. Skelton
                                 P. O. Box 19366
                        Jacksonville, Florida 32245-9366
                                 (904) 223-4700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                October 23, 1998
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             (Date of Event Which Requires Filing of This Statement)




         If the filing person has previously filed a Statement on Schedule l3G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule l3d-1(b) (3) or (4), check the following box: ( )


     Check the following box if a fee is being paid with this Statement: ( )

CUSIP NO.                  724819107     13D
                           ---------

----------------------------------------------------------------
1.       NAME OF REPORTING PERSON
               BRICE R. SMITH, III

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ###-##-####
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   a(    )
                   Not a member of a group                   b(    )
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS
               PF-AF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              (    )
               None
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
               Missouri - U.S.A.
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     Number of                        7.  SOLE VOTING POWER

      Shares                            _________________________

Beneficially owned                    8.  SHARED VOTING POWER
                                            74,700 Shares
by Each Reporting                       _________________________

      Person                          9.  SOLE DISPOSITIVE POWER

       With                             _________________________

                                     l0.  SHARED DISPOSITIVE POWER
                                            74,700 Shares
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       74,700 Shares
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                         None excluded                      (    )
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.9%
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14.      TYPE OF REPORTING PERSON

                           IN

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                                        2

     This Amendment No. 1 to Schedule 13D dated October 23, 1998, hereby amends the following items of the Schedule 13D dated March 6, 1997, filed with respect to Brice R. Smith, III.

ITEM l. Security and Issuer.
        --------------------

     This Schedule l3D relates to shares of Beneficial Interest, without par value (the "Shares"), of Pittsburgh & West Virginia Railroad ("PWVR"), a real estate investment trust organized and existing under the laws of the State of Pennsylvania. The address of the principal executive offices of PWVR is 2 Port Amherst Drive, Charleston, WV 25306

ITEM 2. Identity and Background.
        ------------------------

     This Schedule 13D is filed by Brice R. Smith, III ("BRS"), a citizen of the United States of America, whose principal business address is 13801 Riverport Drive, Suite 301, Maryland Heights, MO 63043. BRS' principal occupation is that of attorney/investor. During the last five years, BRS has neither been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in subjecting BRS to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     The Shares which are the subject of this amended Schedule l3D filing have been acquired from time to time using personal funds and funds of affiliates, with the most recent purchase of 6,000 shares for $45,296.00 occurring on December 22, 1997. No funds were borrowed for the purpose of acquiring Shares.

ITEM 4.   Purpose of Transaction.
          -----------------------

     The Amendment of Schedule 13D is being filed to report that due to a sale of 1,000 shares on October 23, 1998, BRS' beneficial ownership of Shares no longer exceeds 5% (see Item 5 herein).

ITEM 5. Interest in Securities of the Issuer.
        -------------------------------------

     BRS shared voting and dispositive powers with respect to 74,700 Shares. BRS' beneficial ownership on October 23, 1998, totalled 74,700 Shares, 4.9% of the 1,510,000 Shares outstanding.

     The following sales were effected during the sixty days ended October 23, 1998.

Date of Transaction      Number of Shares         Price per Share
-------------------      ----------------         ---------------

September 8, 1998        1,000                    7.2823

October 14, 1998           400                    7.7198

October 14, 1998           600                    7.5949

October 23, 1998         1,000                    7.8448

All sales were made on the open market.


ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
--------------------------------------------------------
WITH RESPECT TO SECURITIES OF THE ISSUER.
-----------------------------------------

     None


ITEM 7. Material to be Filed as Exhibits
        --------------------------------

     None.


     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, correct and complete.

DATED:  October 29, 1998



                                     BRICE R. SMITH, III     *
                                     -------------------------
                                     Brice R. Smith, III


                              * /S/ H. J. SKELTON
                              -------------------
                                H. J. Skelton
                                Attorney-In-Fact
                                Pursuant to a power-of-attorney
                                previously filed with the Commission
                                which power is incorporated herein by
                                reference.